EXHIBIT 17.2

[Confidential treatment has been requested with respect to the omitted portions of this exhibit. This copy omits information subject to a confidentiality request filed with the Securities and Exchange Commission. Omissions are designated with the characters [***]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission along with the request for confidential treatment.]

Lloyd A. Byerhof
100 Wilderness Way, #248
Naples, FL 34105

May 1, 2006

Mr. Robert J. Weatherbie, Chairman and CEO
Team Financial, Inc.
8 West Peoria
Paola, KS 66071

Dear Mr. Weatherbie:

I take exception to the form 8-K filed with the Securities Exchange Commission by Team Financial, Inc. on April 27, 2006 related to my resignation from the board of directors. The company’s explanation of the facts related to finding a qualified replacement of its principal accounting officer is inaccurate.

The explanation is misleading as to the period of time it has taking to find a qualified principal accounting officer (controller or chief accounting officer). As you may know, the company’s prior Vice President and Controller took a [***] leave of in 2005. It is my recollection it [***] lasted for several weeks. After her return to work, she resigned her position on September 23, 2005.

On November 21, 2005, an individual not previously employed by Team Financial was designated as the company’s Chief Accounting Officer. He resigned on March 2, 2006. As you may know, during his employment he was on [***] leave for at least two weeks.

Thus, off and on for nearly a year, Team Financial was operating either without a principal accounting officer or one who was not experienced with the operations of the company. This has been a continuing concern of mine.

Very truly yours,

/s/ Lloyd A. Byerhof

Lloyd A. Byerhof